January 5, 2000


EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:       Evergreen Money Market Trust
               File Nos. 333-42181 and 811-08555

Ladies and Gentlemen:

     On behalf of the Evergreen Money Market Trust, a Delaware business trust (the "Registrant"), we submit this letter for the purpose of withdrawing the following 485(a) filings:

(a) Post-Effective Amendment No. 11 filed on November 29, 1999, File Numbers 333-42181/811-08555, Accession Number: 907244-99-000343; and

(b) Post-Effective Amendment No. 12 filed on December 2, 1999, File Numbers 333-42181/811-08555, Accession Number: 907244-99-000348

     These filings were made in error under the wrong Registrant (Evergreen Money Market Trust). We will be refiling the registration statement as Post-Effective Amendment No. 2 for the correct Registrant (Mentor Funds).

     If you have any questions or would like further information, please call me at (617) 210-3676.

                                                   Sincerely yours,

                                                   /s/ Catherine Foley

                                                   Catherine Foley

Enclosure